UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 9, 2009



NATURAL GAS SERVICES GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Colorado	**1-31398**	**75-2811855**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

508 West Wall Street, Suite 550
Midland, TX 79701
(Address of Principal Executive Offices)

(432) 262-2700
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 9, 2009, our Compensation Committee of the Board of Directors granted stock options to two of our executive officers. Earl R. Wait, Vice President – Accounting and James R. Hazlett, Vice President – Technical Services, were both granted an option to purchase 10,000 shares. The options were granted under our 1998 Stock Option Plan and are "incentive stock options" within the meaning of the Internal Revenue Code of 1986.

All of the options have an exercise price of $17.74 per share, the fair market value of the Company's common stock on the date of grant. The options are exercisable in three equal annual installments commencing on December 9, 2010. The options expire ten years from the grant date.

On the same date, our Board of Directors considered year-end compensation matters. Considering the challenging economic climate, the Board has elected not to grant any cash awards to its executive officers under its Incentive Cash Bonus Program ("IBP"), our informal plan that provides guidelines for the calculation of annual incentive-based compensation in the form of cash bonuses to our executives. Instead, the Board determined that any award to its executive officers for 2009 will be by way of restricted stock. Any such restricted stock awards will be issued under our 2009 Restricted Stock/Unit Plan.

We will file a report on Form 8-K in early January 2010 reporting the actual number of shares of restricted stock issued to our executive officers in connection with any awards and reporting other pertinent information with respect to such awards.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


NATURAL GAS SERVICES GROUP, INC.


Dated: December 15, 2009

By: /s/ Stephen C. Taylor

Stephen C. Taylor
President & Chief Executive Officer